UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement
Amendment No. 1
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

Gundle/SLT Environmental, Inc.
(Name of the Issuer)

Gundle/SLT Environmental, Inc.
GEO Holdings Corp.
GEO Sub Corp.
Code Hennessy & Simmons IV LP
CHS Management IV LP
Code Hennessy & Simmons LLC
Samir T. Badawi
(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

402809107
(CUSIP Number of Class of Securities)

Samir T. Badawi
President and Chief Executive Officer
Gundle/SLT Environmental, Inc.
19103 Gundle Road
Houston, Texas 77073
(281) 443-8564

Daniel J. Hennessy
GEO Holdings Corp.
GEO Sub Corp.
Code Hennessy & Simmons IV LP
CHS Management IV LP
Code Hennessy & Simmons LLC
10 South Wacker Drive, Suite 3175
Chicago, IL 60606
(Name, Address and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of Persons Filing Statement)

Copies to:
Kathy L. Tedore
Porter & Hedges, L.L.P.
700 Louisiana, Suite 3500
Houston, Texas 77002-2764
(713) 226-0659

Kevin R. Evanich, P.C.
Kirkland & Ellis LLP
200 East Randolph Drive
Chicago, IL 60601
(312) 861-2000

This statement is filed in connection with (check the appropriate box):

a.     [x] The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101 ) or Rule 13e-3(c) (§240.13e-3(c) ) under the Securities Exchange Act of 1934 (“the Act”).

b.     [ ]     The filing of a registration statement under the Securities Act of 1933.

c.     [ ]     A tender offer.

d.     [ ]     None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [x]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee

$233,974,925	$18,929

*The underlying value of the transaction is $233,974,925, which is determined by adding (i) $213,350,103, payable to owners of Common Stock, and (ii) $20,624,822, payable to holders of options to purchase shares of Common Stock. The filing fee equals the product of 0.00008090 multiplied by the underlying value of the transaction.

[x] Check the box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$18,929

Form or Registration No.:	Preliminary Proxy Statement on Schedule 14A

Filing Party:	Gundle/SLT Environmental, Inc.

Date Filed:	January 27, 2004

     Neither the Securities and Exchange Commission nor any state securities commission has: (i) approved or disapproved this transaction, (ii) passed on the merits or fairness of this transaction, or (iii) passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

INTRODUCTION

     This Rule 13e-3 transaction statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed with the Securities and Exchange Commission (the “SEC”) by Gundle/SLT Environmental, Inc. (the “Company”), GEO Holdings Corp., GEO Sub Corp., Code Hennessy & Simmons IV LP (“CHS IV”), CHS Management IV LP (“CHS Management”), Code, Hennessy & Simmons LLC (“CHS LLC”) and Samir T. Badawi, in his individual capacity. This Schedule 13E-3 relates to the Plan and Agreement of Merger, dated as of December 31, 2003, by and among GEO Holdings Corp., a Delaware corporation (“GEO Holdings”), GEO Sub Corp., a Delaware corporation and a wholly-owned subsidiary of GEO Holdings (“Merger Sub”), and the Company, a Delaware corporation (the “Merger Agreement”).

     If the Merger Agreement and the merger transaction contemplated thereby (the “Merger”) are approved by the Company’s stockholders and the other conditions to the closing of the Merger are satisfied or waived, Merger Sub will be merged with and into the Company, with the Company being the surviving corporation. After the Merger, the Company will be owned by GEO Holdings, and GEO Holdings will be owned by Code Hennessy & Simmons IV LP, a private equity investment fund, certain officers of the Company and certain co-investors. Any co-investors will not have been affiliated with the Company, its affiliates or its Board of Directors prior to the Merger, and may own, collectively, up to 2% of GEO Holdings Common Stock. Samir T. Badawi, Ernest C. English, Jr., Gerald E. Hersh, James T. Steinke, Paul A. Firrell, and Mohamed Ayoub (collectively, the “Continuing Investors”) will exchange some of their outstanding Company stock options for options to acquire equity interests in GEO Holdings, estimated to represent approximately 8% of the equity of GEO Holdings on a fully-diluted basis immediately following the Merger. Each Continuing Investor will sell or “cash-out” the remainder of his current equity interests in the Company in the Merger. Each share of the Company common stock will be valued at $18.50 per share and the shares underlying the Company stock options will be valued at the difference between $18.50 and the exercise price of the option. As a result of the Merger, the Company will be a privately held company and there will be no public market for its common stock. The Company will also apply to the New York Stock Exchange for the delisting of shares of the Company common stock and to the SEC for the deregistration of the Company common stock under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company, however, will likely be required to resume filing periodic reports with the SEC if it issues debt securities registered under the Securities Act of 1933, as amended.

     The Company has filed with the SEC an amended preliminary proxy statement on Schedule 14A pursuant to Section 14(a) of the Exchange Act (the “Proxy Statement”) relating to a special meeting of the stockholders of the Company. At the meeting, stockholders of the Company will consider and vote upon a proposal to approve and adopt the Merger Agreement and the Merger.

     The information in the Proxy Statement, including all annexes thereto, is hereby expressly incorporated by reference into this Schedule 13E-3, and the responses to each item are qualified in their entirety by the provisions of the Proxy Statement and the annexes thereto. Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to such terms in the Proxy Statement.

     The information contained in this Schedule 13E-3 and/or the Proxy Statement concerning the Company was supplied by the Company and none of the other filing persons takes responsibility for the accuracy of such information. Similarly, the information contained in this Schedule 13E-3 and/or the Proxy Statement concerning each filing person other than the Company was supplied by each such filing person and no other filing person, including the Company, takes responsibility for the accuracy of any information not supplied by such filing person.

     This Schedule 13E-3 is intended to satisfy the reporting requirements of Section 13(e) of the Exchange Act.

Item 1. Summary Term Sheet.

     The information set forth in the Proxy Statement under the caption “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information.

(a)      Name and Address. The information set forth in the Proxy Statement under the captions “Summary Term Sheet—The Parties to the Merger—Gundle/SLT Environmental, Inc.” and “The Parties to the Merger—Gundle/SLT Environmental, Inc.” is incorporated herein by reference.

(b)      Securities. The exact title of the subject class of the equity security is Gundle/SLT Environmental, Inc. Common Stock, par value $0.01 per share (the "Common Stock”). The information set forth in the Proxy Statement under the captions “Summary Term Sheet—The Special Meeting—Record; Voting; Quorum; and Share Ownership of Management” and “The Special Meeting—Record Date and Quorum Requirement” is incorporated herein by reference.

(c)      Trading Market and Price. The information set forth in the Proxy Statement under the caption “Market Price and Dividend Information” is incorporated herein by reference.

(d)      Dividends. The information set forth in the Proxy Statement under the caption “Market Price and Dividend Information” is incorporated herein by reference.

(e)       Prior Public Offerings. None of the filing persons have made an underwritten public offering of the Common Stock during the past three years that was registered under the Securities Act of 1933 or exempt from registration under Regulation A.

(f)      Prior Stock Purchases. The information set forth in the Proxy Statement under the caption “Special Factors—Purchases of Treasury Shares” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)      Name and Address. The information set forth in the Proxy Statement under the captions “Summary Term Sheet—Special Factors—Interests of the Company’s Directors and Officers,” “Summary Term Sheet—The Parties to the Merger,” “Special Factors—Interests of the

Company’s Directors and Officers,” “The Parties to the Merger” and “Information Concerning Company Affiliates” is incorporated herein by reference.

(b)      Business and Background of Entities. The information set forth in the Proxy Statement under the captions “Summary Term Sheet—The Parties to the Merger,” “The Parties to the Merger” and “Information Concerning Company Affiliates” is incorporated herein by reference.

(c)      Business and Background of Natural Persons. The information set forth in the Proxy Statement under the caption “Information Concerning Company Affiliates” is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)      Material Terms. The information set forth in the Proxy Statement under the captions “Summary Term Sheet,” “Questions and Answers About the Merger,” “The Special Meeting—Required Vote and Voting Procedures,” “Special Factors,” “The Merger Agreement” and “Appendix A” is incorporated herein by reference.

(c)      Different Terms. The information set forth in the Proxy Statement under the captions “Summary Term Sheet—Special Factors—Interests of the Company’s Directors and Officers” “Summary Term Sheet—Special Factors—Purposes and Effects of the Merger,” “Summary Term Sheet—The Merger Agreement—Treatment of Stock Options,” “Summary Term Sheet—The Merger Agreement—Conditions to the Merger,” “Questions and Answers About the Merger,” “Parties to the Merger—GEO Holdings Corp. and GEO Sub Corp.,” “Special Factors—Recommendations and Reasons for the Merger by Our Special Committee and Our Board of Directors; Fairness of the Merger,” “Special Factors—Interests of the Company’s Directors and Officers” and “The Merger Agreement—Payment for Shares and Options” is incorporated herein by reference.

(d)      Appraisal Rights. The information set forth in the Proxy Statement under the captions “Summary Term Sheet—Special Factors—Appraisal Rights,” “Questions and Answers About the Merger,” “Special Factors—Appraisal Rights,” “The Merger Agreement—Payment for Shares and Options—Appraisal Rights” and “Appendix D” is incorporated herein by reference.

(e)      Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the caption “Special Factors—Provisions for Unaffiliated Security Holders” is incorporated herein by reference.

(f)      Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a)      Transactions. None.

(b)      Significant Corporate Events. The information set forth in the Proxy Statement under the captions “Summary Term Sheet,” “Special Factors—Background of the Merger,” “Special Factors—Financial Projections,” “Special Factors—Interests of the Company’s Directors and Officers,” “Special Factors—Financing of the Merger,” “Special Factors—Voting Agreement,”

“Special Factors—Management Agreement with CHS Management IV, LP,” “The Merger Agreement” and “Appendix A” is incorporated herein by reference.

(c)      Negotiations or Contracts. The information set forth in the Proxy Statement under the caption “Special Factors—Background of the Merger” is incorporated herein by reference.

(e)      Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the captions “Summary Term Sheet— Special Factors—Interests of the Company’s Directors and Officers,” “Summary Term Sheet— Special Factors—Voting Agreement,” “Questions and Answers About the Merger,” “Special Factors—Financing of the Merger,” “Special Factors—Effects of the Merger,” “Special Factors—Purposes, Reasons and Plans for the Company After the Merger,” “Special Factors—Equity Ownership in GEO Holdings After the Merger,” “Special Factors—Interests of the Company’s Directors and Officers—Management Investment Position and Stock Option Exchange,” “Special Factors—Voting Agreement,” “Special Factors—Management Agreement with CHS Management IV, LP,” “The Merger Agreement” and “Appendix C” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(b)      Use of Securities Acquired. The information set forth in the Proxy Statement under the captions “Summary Term Sheet—The Merger Agreement—Effective Time of the Merger and Payment for Shares,” “Summary Term Sheet—Merger Agreement—Treatment of Stock Options,” “Questions and Answers About the Merger,” “The Merger Agreement—The Merger—Merger Consideration,” “The Merger Agreement—Payment for Shares and Options” and “Appendix A” is incorporated herein by reference.

(c)      Plans. The information set forth in the Proxy Statement under the captions “Summary Term Sheet,” “Questions and Answers,” “Market Price and Dividend Information,” “Special Factors—Background of the Merger,” “Special Factors—Purposes, Reasons and Plans for the Company After the Merger,” “Special Factors—Interests of the Company’s Directors and Officers,” “Special Factors—Effects of the Merger,” “Special Factors—Financing of the Merger,” “Special Factors—Management Agreement with CHS Management IV, LP,” “The Merger Agreement—The Merger,” “The Merger Agreement—Charter Documents,” “The Merger Agreement—Directors and Officers” and “Market Price and Dividend Information” is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

(a)      Purposes. The information set forth in the Proxy Statement under the captions “Summary Term Sheet,” “Questions and Answers About the Merger,” “Special Factors— Purpose and Structure of the Merger,” “Special Factors—Effects of the Merger,” “Special Factors—Background of the Merger,” “Special Factors—Recommendations and Reasons for the Merger by Our Special Committee and Our Board of Directors; Fairness of the Merger,” “Special Factors—Purposes, Reasons and Plans for the Company After the Merger” and “Special Factors—Interests of the Company’s Directors and Officers—Equity Ownership of GEO Holdings After the Merger” is incorporated herein by reference.

(b)      Alternatives. The information set forth in the Proxy Statement under the captions “Summary Term Sheet—Special Factors—Recommendations and Reasons for the Merger by Our Special Committee and Our Board of Directors; Fairness of the Merger,” “Summary Term Sheet—Special Factors—Opinion of the Board of Directors’ Financial Advisor,” “Special Factors—Background of the Merger,” “Special Factors—Recommendations and Reasons for the Merger by Our Special Committee and Our Board of Directors; Fairness of the Merger” and “Special Factors—Purposes, Reasons and Plans for the Company After the Merger” is incorporated herein by reference.

(c)      Reasons. The information set forth in the Proxy Statement under the captions “Special Factors—Purpose and Structure,” “Special Factors—Background of the Merger,” “Special Factors—Recommendations and Reasons for the Merger by Our Special Committee and Our Board of Directors; Fairness of the Merger, “Special Factors—Position of Participating Affiliates as to the Fairness of the Merger” and “Special Factors—Purposes, Reasons and Plans for the Company After the Merger” is incorporated herein by reference.

(d)      Effects. The information set forth in the Proxy Statement under the captions “Summary Term Sheet,” “Questions and Answers About the Merger,” “Special Factors—Recommendations and Reasons for the Merger by Our Special Committee and Our Board of Directors; Fairness of the Merger,” “Special Factors—Effects of the Merger,” “Special Factors—Purposes, Reasons and Plans for the Company After the Merger,” “Special Factors—Appraisal Rights,” “Special Factors—Interests of the Company’s Directors and Officers—Equity Ownership of GEO Holdings After the Merger,” “Special Factors—Material United States Federal Income Tax Considerations,” “The Merger Agreement—Payment for Shares and Options” and “Market Price and Dividend Information” is incorporated herein by reference.

Item 8. Fairness of the Transaction.

(a)      Fairness. The information set forth in the Proxy Statement under the captions “Special Factors—Background of the Merger,” “Special Factors—Recommendations and Reasons for the Merger by Our Special Committee and Our Board of Directors; Fairness of the Merger,” “Special Factors—Opinion of Harris Williams Advisors, Inc.” and “Special Factors—Position of Participating Affiliates as to the Fairness of the Merger” is incorporated herein by reference.

(b)      Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the captions “Special Factors—Background of the Merger,” “Special Factors—Recommendations and Reasons for the Merger by Our Special Committee and Our Board of Directors; Fairness of the Merger,” “Special Factors—Opinion of Harris Williams Advisors, Inc.,” “Special Factors—Interests of the Company’s Directors and Officers” and “Special Factors—Position of Participating Affiliates as to the Fairness of the Merger” is incorporated herein by reference.

(c)      Approval of Security Holders. The information set forth in the Proxy Statement under the captions “Summary Term Sheet—The Special Meeting—Required Vote,” “Summary Term Sheet—Special Factors—Recommendations and Reasons for the Merger by Our Special Committee and Our Board of Directors; Fairness of the Merger,” “Special Factors—Recommendations and Reasons for the Merger by Our Special Committee and Our Board of

Directors; Fairness of the Merger” and “The Special Meeting—Required Vote and Voting Procedures” is incorporated herein by reference.

(d)      Unaffiliated Representative. The information set forth in the Proxy Statement under the captions “Summary Term Sheet—Special Factors—Recommendations and Reasons for the Merger by Our Special Committee and Our Board of Directors; Fairness of the Merger,” “Summary Term Sheet—Special Factors—Opinion of the Board of Directors’ Financial Advisor,” “Special Factors—Background of the Merger,” “Special Factors—Recommendations and Reasons for the Merger by Our Special Committee and Our Board of Directors; Fairness of the Merger” and “Special Factors—Opinion of Harris Williams Advisors, Inc.” is incorporated herein by reference.

(e)      Approval of Directors. The information set forth in the Proxy Statement under the caption “Summary Term Sheet—Special Factors,” “Questions and Answers About the Merger,” and “Special Factors—Recommendations and Reasons for the Merger by Our Special Committee and Our Board of Directors; Fairness of the Merger” is incorporated herein by reference.

(f)      Other Offers. The information set forth in the Proxy Statement under the captions “Special Factors—Background of the Merger” and “Special Factors—Recommendations and Reasons for the Merger by Our Special Committee and Our Board of Directors; Fairness of the Merger” is incorporated herein by reference.

Item 9. Reports, Opinions, Appraisals and Negotiations.

(a)      Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the captions “Summary Term Sheet—Special Factors—Opinion of the Board of Directors’ Financial Advisor,” “Questions and Answers About the Merger,” “Special Factors—Background of the Merger“Special Factors—Recommendations and Reasons for the Merger by Our Special Committee and Our Board of Directors; Fairness of the Merger,” “Special Factors—Opinion of Harris Williams Advisors, Inc.” and “Appendix B” is incorporated herein by reference.

(b)      Preparer and Summary of the Report, Opinion or Appraisal. The amount of consideration to be paid was determined through the auction process described in the Proxy Statement in “Special Factors—Background of the Merger,” “Special Factors—Recommendations and Reasons for the Merger by Our Special Committee and Our Board of Directors; Fairness of the Merger,” “Special Factors—Opinion of Harris Williams Advisors, Inc.” and “Appendix B.” The information set forth in the Proxy Statement under the captions “Summary Term Sheet—Special Factors—Opinion of the Board of Directors’ Financial Advisor,” “Questions and Answers About the Merger,” “Special Factors—Background of the Merger,” “Special Factors—Recommendations and Reasons for the Merger by Our Special Committee and Our Board of Directors; Fairness of the Merger,” “Special Factors—Opinion of Harris Williams Advisors, Inc.” and “Appendix B” is incorporated herein by reference.

(c)      Availability of Documents. The information set forth in the Proxy Statement under the caption “Special Factors—Availability of Documents” is incorporated herein by reference.

Item 10. Source and Amounts of Funds or Other Consideration.

(a)      Financing of the Merger. The information set forth in the Proxy Statement under the captions “Summary Term Sheet—Special Factors—Financing the Merger,” “Summary Term Sheet—Special Factors—Interests of the Company’s Directors and Officers,” “Special Factors—Interests of the Company’s Directors and Officers,” “Special Factors—Financing of the Merger” is incorporated herein by reference.

(b)      Conditions. The information set forth in the Proxy Statement under the captions “Summary Term Sheet—Special Factors—Financing the Merger,” “Summary Term Sheet—Special Factors—Interests of the Company’s Directors and Officers,” “Summary Term Sheet—The Merger Agreement—Conditions to the Merger,” “Questions and Answers About the Merger,” “Special Factors—Financing of the Merger,” “The Merger Agreement—Conditions to the Merger” and “Special Factors—Interests of the Company’s Directors and Officers—Anticipated New Employment Agreements,” is incorporated herein by reference.

(c)      Expenses. The information set forth in the Proxy Statement under the captions “Special Factors—Estimated Fees and Expenses,” “Special Factors—Management Agreement with CHS Management IV, LP,” “The Merger Agreement—Termination Fee Payable to GEO Holdings Corp.” and “Additional Information—Solicitation of Proxies/Costs” is incorporated herein by reference.

(d)      Borrowed Funds. The information set forth in the Proxy Statement under the captions “Summary Term Sheet—Special Factors—Financing the Merger” and “Special Factors—Financing of the Merger” is incorporated herein by reference. In addition, the information set forth in the Bank and Bridge Facilities Commitment Letter by and among UBS Loan Finance LLC, UBS Securities LLC and GEO Holdings Corp. dated December 31, 2003, and attached hereto as Exhibit (b), is incorporated herein by reference.

Item 11. Interest in Securities of the Subject Company.

(a)      Securities Ownership. The information set forth in the Proxy Statement under the caption “Securities Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(b)      Securities Transactions. None.

Item 12. The Solicitation or Recommendation.

(d)      Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the captions “Summary Term Sheet—Special Factors—Voting Agreement,” “Summary Term Sheet—Special Factors—Recommendations and Reasons for the Merger by Our Special Committee and Our Board of Directors; Fairness of the Merger,” “Summary Term Sheet—The Special Meeting—Record Date; Voting; Quorum and Share Ownership of Management,” “Questions and Answers About the Merger,” “Special Factors—Voting Agreement,” “Special Factors—Recommendations and Reasons for the Merger by Our Special Committee and Our Board of Directors; Fairness of the Merger” and “Appendix C” is incorporated herein by reference.

(e)      Recommendations of Others. The information set forth in the Proxy Statement under the captions “Summary Term Sheet—Special Factors—Recommendations and Reasons for the Merger by Our Special Committee and Our Board of Directors; Fairness of the Merger,” “Special Factors—Recommendations and Reasons for the Merger by Our Special Committee and Our Board of Directors; Fairness of the Merger,” “Special Factors—Position of Participating Affiliates as to the Fairness of the Merger” and “Special Factors—Voting Agreement” is incorporated herein by reference.

Item 13. Financial Statements.

(a)      Financial Information. The information set forth in the Proxy Statement under the captions “Selected Pro Forma and Historical Financial Data” and “Where You Can Find More Information” is incorporated herein by reference. In addition, the information set forth in the Consolidated Financial Statements included in Gundle/SLT Environmental, Inc.’s Annual Report on Form 10-K for the fiscal year ending December 31, 2003 is incorporated herein by reference.

(b)      Pro Forma Information. The information set forth in the Proxy Statement under the captions “Selected Pro Forma and Historical Financial Data” and “Unaudited Pro Forma Consolidated Financial Statements” is incorporated herein by reference.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

(a)      Solicitations or Recommendations. The information set forth in the Proxy Statement under the captions “Questions and Answers About the Merger” and “Additional Information—Solicitation of Proxies/Costs” is incorporated herein by reference.

(b)      Employees and Corporate Assets. The information set forth in the Proxy Statement under the captions “Questions and Answers About the Merger,” “Special Factors—Interests of the Company’s Directors and Officers” and “Additional Information—Solicitation of Proxies/Costs” is incorporated herein by reference.

Item 15. Additional Information.

(b)      Other Material Information. The entirety of the Proxy Statement, including all appendices thereto, is incorporated herein by reference.

Item 16. Exhibits.

(a)(1) Letter to Stockholders.1

(a)(2) Notice of Special Meeting of Stockholders.1

(a)(3) Preliminary Proxy Statement.1

[1]	Incorporated herein by reference to the Preliminary Proxy Statement, as amended, on Schedule 14A filed on March 30, 2004.

(b)	Bank and Bridge Facilities Commitment Letter by and among UBS Loan Finance LLC, UBS Securities LLC and GEO Holdings Corp. dated December 31, 2003.[2]

(c)	Fairness Opinion of Harris Williams Advisors, Inc., dated as of December 30, 2003.[2]

(d)(1)	Plan and Agreement of Merger of Geo Sub Corp. and Gundle/SLT Environmental, Inc., dated as of December 31, 2003.[1]

(d)(2)	Voting Agreement by and between Wembley Ltd. and GEO Holdings Corp., dated as of December 31, 2003.[1]

(f)	Section 262 of the Delaware General Corporation Law.[1]

(g)	None.

[2]	Incorporated herein by reference to the original Schedule 13E-3 filed on March 10, 2004.

Signature

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 30, 2004

GUNDLE/SLT ENVIRONMENTAL, INC.
By:	/s/ Samir T. Badawi
Samir T. Badawi,
President and Chief Executive Officer

GEO HOLDINGS CORP.
By:	/s/ Daniel J. Hennessy
Daniel J. Hennessy,
President

GEO SUB CORP.
By:	/s/ Daniel J. Hennessy
Daniel J. Hennessy,
President

CODE HENNESSY & SIMMONS IV LP
By:	CHS Management IV LP
Its:	General Partner

By:	Code Hennessy & Simmons LLC
Its:	General Partner

By:	/s/ Daniel J. Hennessy
Daniel J. Hennessy,
Partner

CHS MANAGEMENT IV LP
By:	Code Hennessy & Simmons LLC
Its:	General Partner

By:	/s/ Daniel J. Hennessy
Daniel J. Hennessy,
Partner

CODE HENNESSY & SIMMONS LLC
By:	/s/ Daniel J. Hennessy
Daniel J. Hennessy,
Partner

SAMIR T. BADAWI
/s/ Samir T. Badawi
Samir T. Badawi